HOME SOLUTIONS OF AMERICA, INC
5565 Red Bird Center Drive
Dallas, Texas 75237

Via EDGAR

June 13, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Rachel Zablow, Staff Accountant
Washington, D.C. 20549

            Re:       Home Solutions of America, Inc.
                        Form 10-KSB for the year ended December 31, 2004
                        Filed March 28, 2005
                        File No. 1-31711

Dear Ms. Zablow:

This letter provides the response of Home Solutions of America, Inc. (the "Company") to the comment letter received from the Commission on May 31, 2005.

SEC Comment

  With respect to your SE and FSS acquisitions, we note that a significant portion of the purchase price is allocated to goodwill.  Please advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill and advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Company's Response

            Paragraph 39 of SFAS 141 states that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights, or if it is separable from the acquired business.  Paragraph A14 of SFAS 141 provides several examples of intangible assets that meet the criteria for recognition apart from goodwill.  In order to respond to the Staff's comment regarding the Company's consideration of paragraphs 39 and A14, it is necessary to outline the steps that the Company took in arriving at the purchase accounting for the acquisitions of SE and FSS:

1.         The Company calculated the price paid for SE and FSS, including cash and non-cash consideration paid for these companies;

2.         The Company conducted an independent appraisal of the tangible assets of SE and FSS, to determine the fair market values of such assets;

3.         The purchase price less the fair market value of the net tangible assets was assigned to goodwill;

(214) 623-8446 main (214) 333-9435 fax
www.HSOACorp.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2005

4.         The independent appraisal firm retained by the Company (discussed in 2. above) reviewed the contracts and operations of FSS and SE with the Company's accounting personnel, to determine whether any portion of the goodwill was comprised of intangible assets that should be recognized apart from goodwill.  As a result of such review, no intangible assets of FSS and SE were identified at all, therefore there were no intangible assets that required recognition apart from goodwill.

5.         As part of the post-acquisition stand-alone audits of SE and the year-end audit of the Company, the Company's auditors reviewed the Company's review of the goodwill account (described in 4. above), to verify that, under SFAS 141, no intangible assets should be recognized apart from goodwill.  Again, no intangible assets were identified.

            Conclusion:  The Company's accounting personnel have thoroughly reviewed the goodwill amounts resulting from the acquisitions of FSS and SE with an independent valuation firm and the Company's auditors, and have not identified any intangible assets, including any intangible assets that would require recognition apart from goodwill under SFAS 141.

Representations of the Company:  The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commissions from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

HOME SOLUTIONS OF AMERICA, INC.

By: /s/ RICK J. O'BRIEN
            Rick J. O'Brien
            Chief Financial Officer

cc:       J. Paul Caver, Esq. - The Caver Law Firm